SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Sera Prognostics, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

81749D107

(CUSIP Number)

December 31, 2023

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

_______________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 81749D107	Page 2

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary) Domain Partners VIII, L.P.
2)	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power	1,324,549 shares of Common Stock *
	6)	Shared Voting Power	-0-
	7)	Sole Dispositive Power	1,324,549 shares of Common Stock *
	8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person		1,324,549 shares of Common Stock *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11)	Percent of Class Represented by Amount in Row (9)		4.3% **
12)	Type of Reporting Person		PN

* As of December 31, 2023 and including 125,328 shares issuable upon exercise of warrants

** Based on 30,368,753 shares of Class A Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on November 8, 2023

CUSIP No. 81749D107	Page 3

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary) DP VIII Associates, L.P.
2)	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power	18,653 shares of Common Stock *
	6)	Shared Voting Power	-0-
	7)	Sole Dispositive Power	18,653 shares of Common Stock *
	8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person		18,653 shares of Common Stock *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11)	Percent of Class Represented by Amount in Row (9)		0.1% **
12)	Type of Reporting Person		PN

* As of December 31, 2023 and including 930 shares issuable upon exercise of warrants

** Based on 30,368,753 shares of Class A Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on November 8, 2023

CUSIP No. 81749D107	Page 4

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary) Domain Associates, LLC
2)	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power	30,920 shares of Common Stock *
	6)	Shared Voting Power	-0-
	7)	Sole Dispositive Power	30,920 shares of Common Stock *
	8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person		30,920 shares of Common Stock *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11)	Percent of Class Represented by Amount in Row (9)		0.1% **
12)	Type of Reporting Person		PN

* As of December 31, 2023

** Based on 30,368,753 shares of Class A Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on November 8, 2023

CUSIP No. 81749D107	Page 5

Amendment No. 1 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on January 4, 2022 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4	– Ownership.

(a) through (c):

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 1 to Schedule 13G. In addition, as of December 31, 2023, OPSA VIII directly beneficially owned 11,894 shares of Common Stock, or less than 0.1% of the total shares outstanding.

Item 5	– Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: [X]

CUSIP No. 81749D107	Page 6

Signature:

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2024

DOMAIN PARTNERS VIII, L.P.
By:	One Palmer Square Associates VIII, L.L.C., General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DP VIII ASSOCIATES, L.P.
By:	One Palmer Square Associates VIII, L.L.C., General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DOMAIN ASSOCIATES, LLC
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact